Exhibit 18

March 3, 2014

Board of Directors of Lexmark International, Inc.

One Lexmark Centre Drive

740 West New Circle Drive

Lexington, KY 40550

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and issued our report thereon dated March 3, 2014. Note 2 to the consolidated financial statements describes changes in accounting principles for pension and other post-retirement benefit obligations, inventory costing and capitalization of  internal-use software costs. It should be understood that the preferability of one acceptable method of accounting over another for pension and other post-retirement benefit obligations, inventory costing and capitalization of internal-use software costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that these changes in accounting principles are preferable.  Based on our reading of management’s stated reasons and justification for these changes in accounting principles in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to these changes, we concur with management that such changes represents, in the Company’s circumstances, the adoption of preferable accounting principles in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/PricewaterhouseCoopers LLP

Lexington, Kentucky